SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 4 )(1)


                             FLOTEK INDUSTRIES INC.
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                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)


                                   343389 10 2
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                                 (CUSIP Number)

                           c/o Edwin T. Markham, Esq.
                      Satterlee Stephens Burke & Burke LLP
                          230 Park Avenue, 11th Floor
                            New York, New York 10169
                                 (212) 404-8733

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7 (b) for other parties to whom copies are to be sent.


CUSIP No. 343389-10-2                   13D                   Page 2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     William R. Ziegler
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         76,649 shares (including 2,083 shares issuable upon
                    exercise of stock options) (See Item 5(b))

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,666 shares (See Item 5(b))
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         76,649 shares (including 2,083 shares issuable upon
                    exercise of stock options) (See Item 5(b))
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,666 shares (See Item 5(b))

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     78,315 shares of Common Stock (including 2,083 shares issuable upon exercise of stock options) (See Item 5(a))

CUSIP No. 343389-10-2                  13D                   Page 3 of 7 Pages

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6% (See Item 5(a))

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 343389-10-2                  13D                   Page 4 of 7 Pages

Introduction.

          William R. Ziegler, the reporting person named below (the "Reporting Person"), was a party to a joint Schedule 13D with Marlin Investors, L.L.C., a Delaware limited liability company ("Marlin"), with respect to the securities of the issuer, because as the sole managing member of Marlin, the Reporting Person may be deemed to beneficially own all of the securities of the issuer owned of record by Marlin.

          As previously disclosed in an Amendment No. 2 to Schedule 13D jointly filed by the Reporting Person and Marlin (the "Second Amendment") with the Securities and Exchange Commission (the "Commission") on November 29, 2000, effective as of the close of business on November 20, 2000, after giving effect to the pro rata distribution of an aggregate of 9,333,334 shares of Common Stock by Marlin to its members, Marlin ceased to be the beneficial owner of five (5%) percent or more of the issued and outstanding shares of Common Stock, and therefore ceased to be a reporting person, as such term is defined in the regulations promulgated by the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          The Reporting Person is filing this Amendment No. 3 to Schedule 13D (the "Third Amendment"; and together with the Initial Statement, the First Amendment, and the Second Amendment, the "Schedule 13D") to disclose: (i) his acquisition of shares of Common Stock upon the exercise in full of all Preferred Stock Warrants owned by him; (ii) the change in domicile of the issuer from Alberta, Canada to Delaware, USA, inclusive of a 120:1 reverse stock split transaction; (iii) his conversion of all shares of Preferred Stock owned by him into shares of Common Stock; and (iv) that effective as of the close of business on October 31, 2001, after giving effect to the consummation of a series of transactions involving the issuer, inclusive of various exercises of all outstanding Preferred Stock Warrants by the holders thereof (including the Reporting Person), the change of domicile and reverse stock split transaction, the conversion of all outstanding shares of Preferred Stock by the holders thereof (including the Reporting Person), and the issuance of new shares of the issuer in connection with its merger with Chemical & Equipment Specialities, Inc. ("CESI"), as more fully described elsewhere in this Third Amendment, the Reporting Person ceased to be the beneficial owner of five (5%) percent or more of the issued and outstanding shares of Common Stock, and therefore ceased to be a reporting person, as such term is defined in the regulations promulgated by the Commission pursuant to the Exchange Act.

          Capitalized terms used in this Third Amendment without definition shall have the respective meanings ascribed to them in the First Amendment (which, in accordance with Rule 101 (a) (2) (ii) of Regulation S-T promulgated by the Commission, was a restatement of the entire text of the Initial Statement) or the Second Amendment, as the case may be.


CUSIP No. 343389-10-2                  13D                   Page 5 of 7 Pages
________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the "Common Stock") of Flotek Industries Inc., a Delaware corporation (the "Company"), and the successor issuer to Flotek Industries Inc., a corporation organized under the laws of the Province of Alberta, Canada (the "Company"). The address of the principal executive offices of the Company is 7030 Empire Central Drive, Houston, Texas 77040.

________________________________________________________________________________
Item 2.  Identity and Background.

          The Reporting Person is a natural person and has a business address of 230 Park Avenue, 11th Floor, New York, New York 10169. The present principal occupation or employment of the Reporting Person is as counsel to Satterlee Stephens Burke & Burke LLP, a law firm with its principal place of business located at 230 Park Avenue, 11th Floor, New York, New York 10169. The Reporting Person is a United States citizen.

          During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

          No change, except to disclose that the source and amount of funds for the exercise in full by the Reporting Person of all Preferred Stock Warrants owned by him was personal funds in the aggregate amount of $105,750 (approximately $0.03 per share for 3,525,034 shares of Common Stock acquired).

________________________________________________________________________________
Item 4.  Purpose of Transaction.

          No change, except for the disclosure of the following transactions that took place since the filing of the Second Amendment:

          On August 29, 2001, the Reporting Person acquired an aggregate of 3,525,034 shares of Common Stock upon the exercise of all Preferred Stock Warrants owned by him.

          On October 30, 2001, the Company changed its domicile from Alberta, Canada to Delaware, USA, and effected a 120:1 reverse stock split transaction. As part of such reverse stock split transaction, the number of shares of Common Stock issuable upon exercise or conversion (as the case may be) of all outstanding derivative securities (inclusive of shares of Preferred Stock and stock options owned by the Reporting Person), and the exercise or conversion prices therefor, were adjusted accordingly.

CUSIP No. 343389-10-2                  13D                   Page 6 of 7 Pages

          In order to induce all of the holders of Preferred Stock of the Company (including the Reporting Person) to convert all outstanding shares of Preferred Stock into shares of Common Stock of the Company, contemporaneously with the consummation of the Company's proposed merger with CESI, the Company reduced the conversion price per share to $0.027 per share, on a pre-stock split basis (or $3.24 per share on a post-stock split basis). On October 31, 2001, the Reporting Person converted all shares of Preferred Stock owned by him (inclusive of all accrued but unpaid dividends thereon) into an aggregate of 37,857 shares of Common Stock (on a post-stock split basis).

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

          (a) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons on the date hereof are 78,315 shares of Common Stock (inclusive of (i) 74,566 shares of Common Stock owned of record by the Reporting Person, (ii) 2,083 shares of Common Stock issuable upon exercise of stock options owned by the Reporting Person and (iii) 1,666 shares of Common Stock owned of record by Marlin, as the Reporting Person is the sole managing member of Marlin), or approximately 1.6% of the 4,852,779 shares of Common Stock that would have been issued and outstanding as of the date hereof pursuant to Rule 13d-3 (d) (1) (i) of the Exchange Act (i.e., 4,850,696 shares of Common Stock that were actually issued and outstanding as of November 13, 2001, as set forth in the Company's Form 8K dated November 13, 2001, plus an aggregate of 2,083 shares of Common Stock issuable upon exercise of stock options owned by the Reporting Person).

          (b) The Reporting Person may be deemed to have the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 76,649 shares of Common Stock directly beneficially owned by him (inclusive of the 2,083 shares of Common Stock issuable to him upon the exercise of the stock options owned by him, in addition to the 74,566 shares of Common Stock owned of record by him). In addition, the Reporting Person, as sole managing member of Marlin, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,666 shares of Common Stock owned of record by Marlin.

          (c) Except for the acquisition by the Reporting Person of shares of Common Stock upon (i) the exercise of all Preferred Stock Warrants owned by the Reporting Person and (ii) the conversion of all shares of Preferred Stock owned by the Reporting Person, in each case, as more fully described in Items 3 and 4 above, during the past 60 days, the Reporting Person has not effected any transaction in the Common Stock.

          (d) Except for the members of Marlin (inclusive of the Reporting Person) who have an indirect interest in the securities of the Company owned of record by Marlin pursuant to the terms of the LLC Agreement described in Item 6 of the First Amendment, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Company beneficially owned by the Reporting Person.

          (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on October 31, 2001.

CUSIP No. 343389-10-2                  13D                   Page 6 of 7 Pages

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No change.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


         No change.
________________________________________________________________________________

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           November 13, 2001
                                        ----------------------------------------
                                                         (Date)


                                           /s/ WILLIAM R. ZIEGLER
                                        ----------------------------------------
                                                       (Signature)


                                          William R. Ziegler, Individually
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).